SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM T-3/A

           FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                           TRUST INDENTURE ACT OF 1939

                      Golden Books Publishing Company, Inc.
                               (Name of applicant)

                  888 Seventh Avenue, 40th Floor, New York, NY
                      10106 (Address of principal executive
                                    offices)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED
                              TITLE OF CLASS AMOUNT
                10.75% Senior Secured Notes due 2004 $87,000,000

Approximate date of issuance:                 January 26, 2000

Name and address of agent for service:        Philip Galanes
                                              Golden Books Publishing
                                              Company, Inc.
                                              888 Seventh Avenue
                                              40th Floor
                                              New York, New York 10106
                                              (212) 547-6400


                                              With a copy to:

                                              Alan B. Hyman, Esq.
                                              Proskauer Rose LLP
                                              1585 Broadway
                                              New York, New York
                                              10036-8299
                                              (212) 969-3000

                                     GENERAL

     1. General information. Furnish the following as to the applicant:

          (a) Form of organization:
              A corporation.

          (b) State or other sovereign power under the laws of which  organized:
              Delaware

     2. Securities Act exemption applicable. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

          Golden Books Publishing Company, Inc., a Delaware corporation (the "Company"), proposes to issue, as part of the Amended Joint Plan of Reorganization of Golden Books Family Entertainment, Inc. (the "Debtor") Golden Books Home Video, Inc. and the Company, confirmed by the United States
Bankruptcy Court for the Southern District of New York pursuant to an Order dated September 24, 1999 (the "Plan of Reorganization"), its Senior Secured Notes due 2004 (the "Senior Notes"). Pursuant to the Plan of Reorganization, Old Senior Notes ("Old Senior Notes") will be exchanged for the Senior Notes and common stock of the Debtor upon the effectiveness of the Plan of Reorganization. A copy of the Amended Disclosure Statement, with the Plan of Reorganization annexed thereto as an exhibit, was previously filed as Exhibit T3E to the Company's Form T-3. The Senior Notes are to be issued under an indenture (the "Senior Note Indenture") between the Company, the guarantors named therein and HSBC Bank USA, a form of which is attached hereto as Exhibit T3C.

          The Company believes that the issuance of the Senior Notes is exempt from the registration requirements of the Securities Act of 1933 (the "Securities Act") pursuant to Section 1145(a)(1) of the United States Bankruptcy Code (the "Bankruptcy Code"). Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and "blue sky" laws if the following conditions are satisfied: (i) the securities are issued by a debtor, an affiliate participating in a joint plan of reorganization with the debtor, or a successor of the debtor under a plan of reorganization, (ii) the recipients of the securities hold a claim against, an interest in, or a claim for an administrative expense against, the debtor, and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor, or are issued "principally" in such exchange and "partly" for cash or property. The Company believes that the issuance of securities contemplated by the Plan of Reorganization will satisfy the aforementioned requirements.

                                  AFFILIATIONS

     3. Affiliates. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

          The following diagram sets forth the relationship among the Company and all of its affiliates, including their respective percentages of voting securities, as of December 31, 1999.

                    Golden Books Family Entertainment, Inc.


      (100%)                      (100%)                   (100%)
LRM Acquisition          Golden Books Publishing       Golden Books
Corp.                    Company, Inc.                 Home Video, Inc.
                                   |
                                   |
                                   |
                                   |
         ------------------------------------------------------------
         (100%)                         (100%)
         Golden Books                   Shari Lewis Enterprises, Inc.
         Publishing (Canada), Inc.                    |
                                                      |
                                        -----------------------------
                                        (100%)
                                        SLE Productions, Inc.


          The relationship   among   the  Company  and  all of  its  affiliates,
including their respective percentages of voting securities, will be unchanged upon the effectiveness of the Plan of Reorganization (the "Effective Date").

                             MANAGEMENT AND CONTROL

     4. Directors and executive officers. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

       Except as otherwise noted below, the address for each director and executive officer listed below is 888 Seventh Avenue, 40th Floor, New York, New York 10106.


NAME                                               OFFICE
------------------------------------- ------------------------------------------
Richard E. Snyder                     Chairman and Chief Executive Officer
Richard Collins                       Executive Vice President and Chief
                                      Operating Officer
Philip Galanes                        Chief Administrative Officer; Executive
                                      Vice President, General Counsel &
                                      Secretary

Colin Finkelstein                     Chief Financial Officer; Executive Vice
                                      President

     5. Principal owners of voting securities. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

         As of December 31, 1999:


                                                                   PERCENTAGE
                                                                   OF VOTING
NAME AND COMPLETE             TITLE OF            AMOUNT           SECURITIES
 MAILING ADDRESS             CLASS OWNED          OWNED              OWNED
----------------------  ---------------------  -------------   ----------------
Golden Books Family         Common Stock           100                100%
Entertainment, Inc.

Golden Books Family Entertainment, Inc. will continue to be the sole owner of all of the Company's issued and outstanding shares of Common Stock upon the Effective Date.

                                  UNDERWRITERS


     6. Underwriters. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

          (a) A Syndicate acted as initial purchasers in the Company's private placement of 8-3/4% convertible trust originated preferred securities in August of 1996. Syndicate consisted of Merrill Lynch & Co., Donaldson Lufkin & Jenrette Securities Corporation, and SBC Warburg Inc., all c/o Merrill Lynch World Headquarters, North Tower, World Financial Center, New York, New York 10281.

          (b) None.

                               CAPITAL SECURITIES

     7. Capitalization. (a) Furnish the following information as to each authorized class of securities of the applicant.

         As of December 31, 1999:


                                        AMOUNT                AMOUNT
       TITLE OF CLASS                 AUTHORIZED            OUTSTANDING
-------------------------------  -------------------   ---------------------
Common Stock, par value
$.01 per share                           100                    100
Old Senior Notes due 2002           $150,000,000            $150,000,000



       As of the Effective Date:

                                        AMOUNT                AMOUNT
       TITLE OF CLASS                 AUTHORIZED            OUTSTANDING
-------------------------------  -------------------   ---------------------
Common Stock, par value                  100                    100
$.01 Per share
Senior Notes due 2004                $87,000,000            $87,000,000

          (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

          Each outstanding share of the Company's existing Common Stock has or will have, as applicable, one vote with respect to all matters subject to common stockholder vote.

          Holders of the Old Senior Notes due 2002 and the Senior Notes due 2004 do not have any voting rights by reason of ownership of those securities. In the event of a Director Event, as defined in the Senior Note Indenture, the holders of the Senior Notes due 2004 will have the right to elect one member of the Company's board of directors, as specified in the Senior Note Indenture.

                              INDENTURE SECURITIES

     8. Analysis of indenture provisions. Insert at this point the analysis of indenture provisions required under section 305(a)(2) of the Act. 1

          (A) Events of Default and Notice of Default.

     The following are Events of Default under the Senior Note Indenture:

          (i) failure by the Company to pay interest on any Senior Note when the same becomes due and payable, and the Default continues for 30 days after becoming due;

          (ii) failure by the Company to pay the principal of any Senior Note when the same becomes due and payable, at maturity or upon acceleration, redemption or otherwise (including the failure to repurchase Senior Notes tendered pursuant to the requirements of Section 4.17 or 4.18 of the Senior Note Indenture);

          (iii) (A) failure by the Company, Parent, any Guarantor or any Subsidiary of the Company or Parent to comply with any other agreement or covenant contained in the Senior Notes, the Senior Note Indenture, any Collateral Agreement or the Registration Rights Agreement, and the Default continues for the period and after the notice specified below or (B) an "Event of Default" as defined in any Collateral Agreement shall occur;

          (iv) there shall be default under any bond, debenture, or other evidence of Indebtedness of the Company or any Guarantor having an aggregate amount in excess of $500,000, or under any mortgage, security agreement, indenture or other instrument under which there may be issued or by which there may be secured or evidenced any such Indebtedness, whether such Indebtedness now exists or shall hereafter be created, if such default either (A) results from the failure to pay principal or interest on any


___________________________

All Capitalized terms used in this Item 8 shall have the same meaning, unless otherwise defined, as that provided in the Senior Note Indenture. Company shall mean Golden Books Publishing Company, Inc.

Indebtedness or (B) relates to an obligation other than the obligation to pay principal or interest on any Indebtedness and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity;


          (v) any Guarantee required to be in full force and effect by the terms of the Senior Note Indenture ceases to be in full force and effect or is declared null and void or otherwise not enforceable against any Guarantor in accordances with its terms, or any of the Guarantors repudiates its obligations under its Guarantee or denies that it has any further liability under the Guarantee or gives notice to such effect (other than by reason of the termination of the Senior Note Indenture or the release of any such Guarantee in accordance with the Senior Note Indenture); or any Guarantor repudiates its obligations under its Guarantee of the Senior Notes or if a final judicial determination is made that such Guarantee is not enforceable against any Guarantor in accordance with its terms;

          (vi) The Company or any Guarantor pursuant to or within the meaning of any Bankruptcy Law:

               (a) admits in writing its inability to pay its debts generally as they become due;

               (b) commences a voluntary case or proceeding;

               (c) consents to the entry of a judgment, decree or order for relief against it in an involuntary case or proceeding;

               (d) consents to the appointment of a Custodian of it or for all or substantially all of its property;

               (e) consents to or acquiesces in the institution of a bankruptcy or an insolvency proceeding against it;

               (f) makes a general  assignment for the benefit of its creditors;
or

               (g) takes any corporate action to authorize or effect any of the foregoing;

          (vii) a court of competent jurisdiction enters a judgment, decree or order under any Bankruptcy Law that is for relief against the Company or any Guarantor, in an involuntary case or proceeding which shall (A) approve a petition seeking reorganization, arrangement, adjustment or composition in respect of the Company or any Guarantor, (B) appoint a Custodian of the Company or any Guarantor, or for substantially all of its property, or (C) order the winding-up or liquidation of its affairs, and in each case the judgment, order or decree remains unstayed and in effect for 60 days;

          (viii) any warrant of attachment is issued against any property of the Company or any Guarantor having a value of at least $1 million, which warrant is not released, stayed or bonded against within 60 days after service of process with respect thereto, or final judgments not covered by insurance (which insurance has been issued by a financially sound insurer that is not an Affiliate of Parent and that has not disclaimed or threatened to disclaim coverage) for the payment of money which in the aggregate at any one time exceeds $1 million shall be rendered against the Company or any Guarantor by a court of competent jurisdiction and shall remain undischarged for 60 days after judgment becomes final and nonappealable;

          (ix) any final judgments or orders are rendered against Parent, the Company, any Guarantor or any of their respective Subsidiaries which require the payment in money, either individually or in an aggregate amount, that is more than $5 million, which remain unstayed, undischarged or unbonded for a period of 60 days thereafter;

          (x) there shall be any failure to procure and maintain property and liability insurance in accordance with the provisions of Section 4.07 continuing, in the case of failure to maintain such insurance, until the earlier of (A) 30 days after notice to Parent, the Company or any of their respective Subsidiaries or the Trustee of the lapse or cancellation of such insurance, and
(B) the date such lapse or cancellation is effective as to the Trustee;

          (xi) except as permitted in the Senior Note Indenture or in the Collateral Agreements, the Trustee does not have at all times a perfected Lien on the First Lien Collateral and a perfected Lien on the Second Lien Collateral, in each case subject only to Permitted Liens as permitted by the Security Agreement, or the Company or any Guarantor asserts in writing that the security arrangements under the Senior Note Indenture or any Collateral Agreement are not in full force and effect;

          (xii) any representation or warranty made by Parent, the Company or any Guarantor in the Senior Note Indenture or any Collateral Agreement shall prove to have been false or misleading as of the time made in any material respect; or

          (xiii) (A) A Director Event shall occur but the corresponding Board Increase shall fail to occur within 15 days thereafter (unless such failure is caused by failure of the Trustee or the Holders to act or by delays relating to a meeting of Holders), (B) there shall be a breach or violation of, or default under, or amendment or modification of, Article ELEVENTH of Parent's Charter,
Section 2.12 of Parent's Bylaws or any other provision of Parent's Charter or Parent's Bylaws that directly or indirectly implements Section 4.04(c) or
Section 4.28 of the Senior Note Indenture (the "Director Provisions"), or (C) Article ELEVENTH of Parent's Charter, Section 2.12 of Parent's Bylaws or any other Director Provision or Section 4.04(c) or Section 4.28 of the Senior Note Indenture ceases to be in full force and effect or is declared null and void or otherwise not enforceable in accordance with its terms, or the Company, Parent or any other Guarantor repudiates or challenges any such provision, or a judicial determination is made that any such provision is not enforceable in accordance with its terms.

          A Default under clause (iii) above is not an Event of Default until the Trustee notifies the Company, or the Holders of at least 25% in principal amount of the outstanding Senior Notes notify the Company and the Trustee, of the Default, and the Company does not cure the Default within 30 days (or, (i) in the case of Defaults under Sections 4.03, 4.04, 4.08, 4.12, 4.13, 4.14, 4,15,
4.16, 4.17, 4.18, 4.19, 4.20, 4.21, 4.22, 4.24, 4.28 and 5.01, within 15 days or
(ii) with respect to Defaults under clause (iii)(B) above 30 days unless the relevant Collateral Agreement specifies a different cure period for such "Event of Default" thereunder, in which case the cure period specified in the relevant Collateral Agreement shall be applicable) after receipt of the notice. The notice must specify the Default, demand that it be remedied and state that the notice is a "Notice of Default." Such notice shall be given by the Trustee if so requested by the Holders of at least 25% in principal amount of the Senior Notes then outstanding. When a Default is cured, it ceases.

          A Default under clause (xii) above is not an Event of Default until the Holders of at least 10% in principal amount of the outstanding Senior Notes notify the Trustee of the Default and that such Holders have determined that the alleged false or misleading representation or warranty is material.

          If a Default or an Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to each Holder notice of the uncured Default or Event of Default within 90 days after such Default or Event of Default occurs. Except in the case of a Default or an Event of Default in payment of principal of, or interest on, any Senior Note, including the failure to make payment on the Change of Control Payment Date pursuant to a Change of Control Offer, the failure to make a Net Proceeds Purchase, and the failure to make payment upon a mandatory redemption, the Trustee may withhold the notice if and so long as its board of directors, the executive committee of its board of directors or a committee of its directors and/or Trust Officers in good faith determines that withholding the notice is in the interest of the Holders.

          (B)   Authentication   and  Delivery  of  the  Senior  Notes  and  the
Application of Proceeds Thereof.

          A Senior Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Senior Note. The signature shall be conclusive evidence that the Senior Note has been authenticated under the Senior Note Indenture. The Trustee shall authenticate
(i) on the Issue Date, Senior Notes for original issue in the aggregate principal amount of $87,000,000, and (ii) after the Issue Date, Additional Senior Notes as contemplated by Section 4.01, in each case upon a written order of the Company in the form of an Officers' Certificate. The Officers' Certificate shall specify the amount of Senior Notes to be authenticated and the date on which the Senior Notes are to be authenticated. The aggregate principal amount of Senior Notes outstanding at any time may not exceed $87,000,000, except as provided in Section 2.07 and except as provided in Section 4.01 with respect to payment of interest by the issuance of Additional Senior Notes. Upon the written order of the Company in the form of an Officers' Certificate, the Trustee shall authenticate Senior Notes in substitution of Senior Notes originally issued to reflect any name change of the Company.

          The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate Senior Notes. Unless otherwise provided in the appointment, an authenticating agent may authenticate Senior Notes whenever the Trustee may do so. Each reference in the Senior Note Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with the Company or Affiliates of the Company.

          The Senior Notes shall be issuable only in registered form without coupons, in denominations of $1,000, and any integral multiple thereof, except that (i) Senior Notes may be originally issued in such denominations as may be required under the Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code of Parent, the Company and Golden Books Home Video, Inc., and
(ii) Additional Senior Notes may be originally issued in such denominations as may be required under Section 4.01 of the Senior Note Indenture, and in each case such Senior Notes may be subsequently transferred in such denominations.

               There will be no proceeds (and therefore no application of such proceeds) from the issuance of the Senior Notes because the Senior Notes will be issued, as part of an exchange, as provided in the Plan of Reorganization.

          (C) Release of Property Subject to the Lien of the Senior Note Indenture.

          The Company's obligations under the Senior Notes issued under the Senior Note Indenture are secured by a lien on the Company's interest in the Collateral. The obligations of the Company to pay the principal of and interest on the Senior Notes are further secured by the pledge by the Guarantors of their respective interests in the Collateral.

          Subject to Section 4.18 (Limitation on Asset Sales) and Article 12 (Collateral and Security) of the Senior Note Indenture and the terms and conditions set forth in the Collateral Agreements, Collateral shall be released from the Lien and security interest created by the Collateral Agreements (but such Lien and security interest shall continue in all Proceeds (as defined in the Security Agreement) of such released Collateral) (i) upon the sale or other disposition thereof to the extent consummated pursuant to and in compliance with the requirements of Section 4.18 of the Senior Note Indenture or one of the exceptions to the definition in the Senior Note Indenture of the term "Asset Sale" set forth in clauses (A), (H) and (I) of such definition, (ii) in the case of Collateral constituting cash or Cash Equivalents, upon the Investment thereof pursuant to and in compliance with the definition in the Senior Note Indenture of the term "Permitted Cash Business Investment," (iii) in the case of Collateral of a type described in clause (ii) of the definition in the Senior
Note Indenture of the term "Permitted Non-Cash Business Investment," upon the disposition of such Collateral in an Investment pursuant to and in compliance with such definition, (iv) with respect to Net Cash Proceeds, upon reinvestment thereof or use thereof to repay Indebtedness, in either case pursuant to and in compliance with Section 4.18 of the Senior Note Indenture and any relevant Collateral Agreements, (v) as permitted under Section 9.02(c) of the Senior Note Indenture. In addition, Second Lien Collateral and Swing Collateral shall be released from the Lien and security interest created by the Collateral Agreements (but such Lien and security interest shall continue in all Proceeds (as defined in the Security Agreement) of such released Collateral) if and to the extent that the Intercreditor Agreement obligates the Collateral Agent to release such Collateral.

               (i) At any time when a Default or Event of Default shall have occurred and be continuing and the maturity of the Senior Notes shall have been accelerated (whether by declaration or otherwise), no release of Collateral pursuant to the provisions of the Collateral Agreements shall be effective as against the Holders of Senior Notes.

               (ii) The release of any  Collateral  from the terms of the Senior
Note Indenture and the Collateral Agreements shall not be deemed to impair the security under the Senior Note Indenture in contravention of the provisions thereof if and to the extent the Collateral is released pursuant to the terms of such Collateral Agreements. To the extent applicable, the Company shall cause TIA Section 314(d) relating to the release of property or securities from the Liens and security interest of the Collateral Agreements and relating to the substitution therefor of any property or securities to be subjected to the Liens and security interest of the Collateral Agreement to be complied with. Any certificate or opinion required by TIA Section 314(d) may be made by an Officer of the Company except in cases where TIA Section 314(d) requires that such certificate or opinion be made by an independent Person, which Person shall be an independent engineer, appraiser or other expert acceptable to the Trustee and the Collateral Agent in the exercise of reasonable care.


          (D) Satisfaction and Discharge of the Senior Note Indenture.

               The Company may, at the option of its and Parent's Board of Directors evidenced by a Board Resolution, at any time, elect to have either
Section 8.02 (Legal

Defeasance) or 8.03 (Covenant Defeasance) of the Senior Note Indenture applied to all outstanding Senior Notes upon compliance with the following conditions:

               (i) the Company must irrevocably deposit with the Trustee or Paying Agent, in trust, for the benefit of the Holders, (A) U.S. Legal Tender or
(B) U.S. Government Obligations, or (C) a combination thereof, in each case, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Senior Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, of such principal or installment of principal of, premium, if any, or interest on the Senior Notes;

               (ii) in the case of an election  under Section 8.02 of the Senior
Note Indenture, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Senior Note Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the Senior Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

               (iii) in the case of an election under Section 8.03 of the Senior
Note Indenture, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the Senior Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

               (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the incurrence of Indebtedness all or a portion of the proceeds of which will be used to defease the Senior Notes pursuant to Article Eight of the Senior Note Indenture concurrently with such incurrence) or insofar as
Section 6.01(6) or Section 6.01(7) of the Senior Note Indenture is concerned, at any time during the period ending on the 91st day after the date of deposit;

               (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, the Senior Note Indenture or a default under the New Credit Facility or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;


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



               (vi) the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

               (vii) the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company; and

               (viii) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

          (E) Evidence as to Compliance with Conditions and Covenants.

               (i) Each of Parent, the Company, and each Guarantor shall deliver to the Trustee, within 45 days after the end of each of the first three fiscal quarters of each fiscal year of the Company, and within 120 days after the end of the last fiscal quarter of each such fiscal year, an Officers' Certificate, complying with Section 314(a)(4) of the TIA, stating that a review of its activities and the activities of its Subsidiaries during the preceding fiscal quarter (or, in the case of the last fiscal quarter, the preceding fiscal year) has been made under the supervision of the signing Officers with a view to determining whether each has kept, observed, performed and fulfilled its obligations under the Senior Note Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge each of Parent and the Company and their respective Subsidiaries during such preceding fiscal quarter (or year, as appropriate) has kept, observed, performed and fulfilled each and every such covenant and no event of default under the New Credit Facility, Default or Event of Default occurred during such quarter (or year, as appropriate) or, if such signers do know of such an event of default, Default or Event of Default, the certificate shall describe the event of default, Default or Event of Default and its status with particularity. The Officers' Certificate shall disclose Parents' EBITDA at the end of such fiscal quarter (or year, as appropriate) and shall also notify the Trustee should the Company elect to change the manner in which it fixes its fiscal year end.

               (ii) The Company shall deliver to the Trustee within 120 days after the end of each fiscal year a written statement by the Company's independent certified public accountants stating (A) that their audit examination has included a review of the terms of the Senior Note Indenture and the Senior Notes as they relate to accounting matters, and (B) whether, in connection with their audit examination, any Default has come to their attention and if such Default has come to their attention, specifying the nature and period of existence thereof.

               (iii) Each of Parent and the Company shall and shall cause each of their respective Subsidiaries to deliver to the Trustee, forthwith upon becoming aware, and in any event within 5 days after the occurrence of (A) any Default or Event of Default under the Senior Note Indenture; and (B) any event of default under the New Credit Facility or any event of default under any other bond, debenture, note or other evidence of Indebtedness of Parent, the Company or any of their respective Subsidiaries, or under any mortgage, indenture or other instrument (as that term is used in Section 6.01(4) of the Senior Note Indenture), an Officers' Certificate specifying with particularity such event.

               (iv) Parent shall comply with Sections 4.04(b) and 4.04(c) of the Senior Note Indenture.

     9. Other Obligors. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

          See Item 8(C) generally. The Debtor and its direct and indirect subsidiaries and affiliates are guarantors under the Senior Note Indenture.

          Contents of application for qualification. This application for qualification comprises:

          (a) Pages numbered 1 to 14, consecutively.

          (b) The statement of eligibility and qualification of each trustee under the indenture or to be qualified.*

          (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.

Exhibit 1. Certificate of Incorporation of the Company. The Certificate of Incorporation will be amended in connection with the Plan of Reorganization. The form of Amended and Restated Certificate of Incorporation of the Company is attached as
                              Exhibit  6 to the  Disclosure  Statement  (Exhibit
                              4).*

Exhibit 2.                    By-Laws  of  the  Company.  The  By-Laws  will  be
                              amended in connection with the Plan of Reorganization. The form of Restated By-Laws of the Company is attached as Exhibit 7 to the Disclosure Statement (Exhibit 4).*



Exhibit 3. Form of the Senior Note Indenture between the Company, the Guarantors named therein and HSBC Bank USA.


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


Exhibit T3D.                  Not applicable.

Exhibit 4. A copy of the Amended Disclosure Statement regarding the Amended Joint Plan of Reorganization, with certain exhibits thereto to be sent or given to security holders in connection with the issuance or distribution of the Senior Notes.*

Exhibit 5. A cross reference sheet showing the location in the Senior Note Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939, included in Exhibit 3.

Exhibit 8.                    Statement of Eligibility on Form T-1.*


                                  [END OF TEXT]


_______________________

*  Previously filed.

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


                                    SIGNATURE

          Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Golden Books Publishing Company, Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of New York, and State of New York, on the 26th day of January, 2000.


                                       GOLDEN BOOKS PUBLISHING COMPANY, INC.


                 [Seal]                By    /s/ Richard E. Snyder
                                              Richard E. Snyder
                                            Chairman and Chief Executive Officer


Attest     /s/ Philip Galanes
          Philip Galanes
          Chief Administrative Officer


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